09059061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 02 2009

Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Retirement Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

TR 3/25

OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Retirement Advisors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE CHATTOM
Notary Public, State of Texas
My Commission Expires 12-14-2010

Thomas Norwood
Signature

Chief Financial Officer & Treasurer
Title

Jane Marie Chattom
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

AIG Retirement Advisors, Inc.

(formerly VALIC Financial Advisors, Inc.)

Financial Statements and Supplemental Schedules
December 31, 2008

AIG Retirement Advisors, Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
AIG Retirement Advisors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of AIG Retirement Advisors, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

AIG Retirement Advisors, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 16,749,992
Cash segregated under federal and other regulations, restricted	20,008
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	308,400
Accounts receivable from affiliates	100,687
Federal income tax receivable from affiliate-current	1,141,123
Federal income tax receivable from affiliate-deferred	3,008
Dealer concession receivable	422,165
Dealer concession receivable from affiliates	646,200
Advisory service fee receivable	11,160,000
Service fee receivable	5,423,810
Interest receivable	30,281
Prepaid expenses	28,898
Total assets	$ 36,089,574
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 20,227
Accounts payable to affiliates	809,524
Commissions payable	4,330,100
Accrued liabilities	877,906
State taxes payable to affiliate	453,624
Total liabilities	6,491,381
Stockholder's equity	
Common stock, par value $1 per share	
Authorized shares–1,000	
Issued and outstanding shares–1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	25,566,823
Total stockholder's equity	29,598,193
Total liabilities and stockholder's equity	$ 36,089,574

The accompanying notes are an integral part of these financial statements.

AIG Retirement Advisors, Inc.
Statement of Operations
Year Ended December 31, 2008

Revenues	
Dealer concession revenue	$ 14,777,139
Dealer concession revenue from affiliates	145,031,433
Service fee income	18,691,735
Service fee income from affiliates	717,253
Advisory service fees	53,214,223
Expense reimbursement from Parent	23,401,556
Interest	602,003
Other	1,759,994
Total revenues	258,195,336
Expenses	
Commissions	176,186,628
Selling expenses	34,302
Field operating expenses	23,401,556
General and administrative	6,885,636
Licenses and fees	1,275,016
Professional fees	1,706,446
Clearing fees	1,707,463
Total expenses	211,197,047
Income before taxes	46,998,289
Provision for taxes	17,398,218
Net income	$ 29,600,071

The accompanying notes are an integral part of these financial statements.

AIG Retirement Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2008	$ 1,000	$ 4,030,370	$ 22,866,752	$ 26,898,122
Dividends paid to Parent	-	-	(26,900,000)	(26,900,000)
Net income	-	-	29,600,071	29,600,071
Balances at December 31, 2008	$ 1,000	$ 4,030,370	$ 25,566,823	$ 29,598,193

The accompanying notes are an integral part of these financial statements.

AIG Retirement Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Operating activities	
Net income	$ 29,600,071
Reconciling adjustments to net cash provided by operating activities:	
Depreciation expense	2,082
Changes in operating assets and liabilities	
Accounts receivable	29,551
Federal income tax receivable from affiliate-current	(92,874)
Federal income tax receivable from affiliate-deferred	(1,141,123)
Accounts receivable from affiliate	(3,008)
Dealer concession receivable	(27,278)
Dealer concession receivable from affiliates	104,500
Advisory service fee receivable	3,080,200
Service fee receivable	(3,667,810)
Interest receivable	47,823
Prepaid expenses	5,149
Accounts payable	10,124
Accounts payable to affiliates	(14,977)
Commissions payable	(1,526,718)
Accrued liabilities	185,006
State taxes payable to affiliate	(196,284)
Federal income tax payable to affiliate-current	(32,648)
Net cash provided by operating activities	26,361,786
Financing activities	
Dividends paid to Parent	(26,900,000)
Net cash used in financing activities	(26,900,000)
Net decrease in cash and cash equivalents	(538,214)
Cash and cash equivalents	
Beginning of year	17,288,206
End of year	$ 16,749,992
Supplemental disclosures	
Taxes paid	$ 16,916,000

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations

AIG Retirement Advisors, Inc. (the "Company") (formerly VALIC Financial Advisors, Inc.), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. The Company maintains a customer account for the exclusive benefit of customers and promptly transmits these customer funds to the appropriate fund company, and accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(ii), as described in Supplemental Schedule II. On January 1, 2008, the Company changed its name from VALIC Financial Advisors, Inc. to AIG Retirement Advisors, Inc.

In September 2008, the Company's ultimate parent company, American International Group, Inc. ("AIG"), experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Under the Fed Facility agreement, AIG has agreed to issue a new series of perpetual, non-redeemable Convertible Participating Serial Preferred Stock (the "Series C Preferred Stock") to a trust that will hold the Series C Preferred Stock for the benefit of the United States Treasury. As initially structured, the Series C Preferred Stock would from issuance (i) be entitled to participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately, but not in excess of, 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and would hold approximately, but not in excess of, 79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. As described below, the voting, conversion rights and dividend rights of the Series C Preferred Stock were subsequently reduced from 79.9 percent to 77.9 percent.

The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

On October 3, 2008 AIG indicated its intent to refocus on its core property and casualty insurance businesses, generate sufficient liquidity to repay the outstanding balance of its loan from the NY Fed and address its capital structure. AIG intends to retain its U.S. property and casualty and foreign general insurance businesses and to retain a continuing ownership interest in its foreign life insurance operations. AIG is exploring divestiture opportunities for its remaining businesses and assets, including the Company.

On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred

Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The Warrant has a term of 10 years and is exercisable for up to 53,798,766 shares of AIG common stock, at an exercise price equal to the par value of the common stock at time of exercise. In connection with the issuance of the Warrant, the voting, conversion rights and dividend rights of the Series C Preferred Stock were reduced from 79.9 percent to 77.9 percent. The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the Fed Facility and, in connection therewith, the maximum commitment amount under the Fed Facility agreement was reduced from $85 billion to $60 billion.

During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into an agreement with the NY Fed in connection with the special purpose financing vehicle known as Maiden Lane III LLC. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

On December 12, 2008, AIG, certain of AIG's wholly owned U.S. life insurance subsidiaries, and AIG Securities Lending Corp., another AIG subsidiary (the "AIG Agent"), entered into an agreement with Maiden Lane II LLC, a Delaware limited liability company whose sole member is the NY Fed ("ML II"). Pursuant to the agreement, the life insurance subsidiaries sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities ("RMBS") held by the AIG Agent, as agent of the life insurance subsidiaries, in connection with AIG's U.S. securities lending program. In exchange for the RMBS, the life insurance subsidiaries received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price. As a result of these actions, the U.S. securities lending program, and the interim agreement entered into with the NY Fed whereby the NY Fed borrowed securities from AIG subsidiaries in exchange for cash collateral were terminated. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

In connection with the preparation of its quarterly report on Form 10-Q for the quarterly period ended September 30, 2008, AIG assessed its ability to continue as a going concern. After considering several factors as outlined in AIG's Form 10-Q, AIG believed that it would have adequate liquidity to finance and operate its businesses, execute its disposition plan, and repay its obligations for at least the next twelve months. However, it is possible that the actual outcome of one or more of AIG's plans could be materially different or that one or more of its significant judgments or estimates could prove to be materially incorrect. If AIG is not able to continue as a going concern, management believes this could have a material affect upon the Company and its operations.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission.

The Company is a party to a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

The Company is a party to a second distribution agreement with SACS, whereby the Company distributes certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

The Company is a party to a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company is a party to a selling agreement with AIG Annuity Insurance Company ("AIGAIC"), an indirect, wholly owned subsidiary of AIG, whereby the Company is responsible for selling various products for AIGAIC.

The Company also distributes term life insurance products for American General Life Insurance Company ("AGLIC"), an indirect, wholly owned subsidiary of AIG.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents
The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $16,706,474 at December 31, 2008 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having a maturity of three months or less.

Cash Segregated Under Federal and Other Regulations
The Company maintains a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Dealer Concession Revenue
Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income
The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees
Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

2. Deposits Held by Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds invested in money market accounts on deposit with the clearing brokers to meet this requirement. As of December 31, 2008, there were no amounts owed to the clearing brokers by these customers.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defied, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^{2}/_{3}$% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $10,446,936 which was in excess of its required net capital of $432,758. The ratio of aggregate indebtedness to net capital is 0.621 to 1

4. Transactions With Affiliates

During 2008, the Company paid dividends to VALIC of $26,900,000. Effective in 2009, the Company has temporarily discontinued the payment of these dividends.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices are paid by VALIC. These expenses are included in the statement of operations as field operating expenses and also field operating expense reimbursement from Parent.

Dealer concession revenue from affiliates of $145,031,433 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $646,200 represents amounts due at December 31, 2008 for these services.

During 2008, the Company paid $3,794,017 to AIG Retirement Service Company ("AIGRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent ("sub-TA") fees deposited by the Company.

VALIC charges the Company for various administrative services provided. During 2008, the Company paid VALIC $6,070,654 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts receivable from affiliates of $100,687 at December 31, 2008, consists of $93,487 due from VALIC, of which $5,983 relates to a federal income tax refund and $87,504 for administrative expenses, and $7,200 due from AIG Marketing (a member of AIG companies) for advertising services performed.

Accounts payable to affiliates of $809,524 at December 31, 2008 consists of $768,174 due to AIGRSCO for sub-TA fees, and $41,350 due to VALIC, of which $35,593 is for estimated overrides owed to field management, and $5,757 for expenses paid on behalf of the Company.

Balances with affiliates are cleared no less than quarterly.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2008.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right. During 2008, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

7. Income Taxes

The current and deferred portions of income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal	$ 15,736,246	$ (3,008)	$ 15,733,238
State and other taxes	1,664,980	-	1,664,980
	$ 17,401,226	$ (3,008)	$ 17,398,218

Income tax expense differs from the amount that would result from applying the federal statutory tax rate to pre-tax earnings primarily due to state income taxes net of federal effect.

AIG Retirement Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2008 — Schedule I

Net capital	
Total stockholder's equity	$ 29,598,193
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	308,400
Accounts receivable from affiliates	100,687
Federal income tax receivable from affiliate-current	1,141,123
Federal income tax receivable from affiliate-deferred	3,008
Dealer concession receivable from affiliates	646,200
Advisory service fee receivable	11,160,000
Service fee receivable	5,423,810
Prepaid expenses	28,898
Funds deposited with clearing organizations	5,002
	18,817,128
Net capital before haircuts on securities positions	10,781,065
Haircuts on securities:	
Money market fund	334,129
Net capital	$ 10,446,936
Aggregate indebtedness	$ 6,491,381
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$ 432,758
Excess net capital	$ 10,014,178
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 9,797,798
Ratio: aggregate indebtedness to net capital	0.621 to 1

There were no differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2008.

AIG Retirement Advisors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 — Schedule II

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3.

AIG Retirement Advisors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
AIG Retirement Advisors, Inc.

In planning and performing our audit of the financial statements of AIG Retirement Advisors, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PRICEWATERHOUSECOOPERS

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009